ZD VENTURES INC	47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3 T: 416-929-1806 F: 416-929-6612

December 23, 2013

Tia L Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
US Securities and Exchange Commission                                                                                                posted on EDGAR
450 Fifth Street, N. W.
Washington, D.C. 20549-4628
USA

Dear Anne Nguyen Parker:

RE: ZD Ventures, Inc. ( Formerly known as Webtradex International Corp.)
      Form 10-K for the fiscal 2013, filed July 9, 2013 File # 333-127389

We refer to your letter of  December 18, 2013

We have now filed Amendment # 1 to the Form 10-K for the fiscal year ended March 31, 2013 on EDGAR.

Our responses to your review comments are as follows in the same order:

1.	Please amend your filing to include an audit report which covers the financial statements as of and for the fiscal year ended March 31, 2012 to comply with Rule 8-02 of Regulation S-X.

The 2012 audit report ( by another firm of Accountant) is now included.

2.
We note the line item labeled “Goodwill and Intangible assets” within the investing activities section of your statement of cash flows includes amounts of $117,016.    This amount appears to be associated with the costs you have capitalized related to your website development.   Please revise your labeling to provide a clearer description of these costs.

Description of the costs incurred has been re-worded in the cash flows statement as “development costs incurred.”

3.
We note your disclosures  indicating  that  you  acquired  assets  from  Birthday  Slam Corporation (“BSC”), on July 17, 2012 at a total purchase price of $385,500.  We also note that you have recorded $200,000 of intangible assets and $185,500 of goodwill as a result of the acquisition.  Please clarify whether you determined the transaction was an acquisition of assets or an acquisition of a business.  In this regard, please explain how your  characterization of this transaction as an asset acquisition is consistent with the recording of goodwill and in compliance with FASB ASC 805-50-30-3.   If you are accounting for this transaction as a business combination, please tell us how the assets acquired constituted a business as defined in FASB ASC 805-10-20.

We have accounted for the assets acquisition as business combination applying the acquisition method under FASB ASC 805. The assets that we acquired, namely the B’Wished web site which is an interactive website under development intended to generate business in the social e-commerce sector. We believe the intangible property acquired constitutes business as defined under FASB since it will be developed and managed for the purpose of providing return in the form of commission and other related income. Thus, we plan to engage in further development of the website (which constitutes input and processes) that has the ability to create revenue (outputs) for the Company in future. As a result, the assets acquired were recorded at their respective fair value and the difference between the fair value of those assets and the purchase price recorded as goodwill.

4.
We note your disclosure indicating that BSC is owned by Mr. John Robinson, who is also a beneficial owner of your common stock.  Please provide the related party disclosures required by FASB ASC 850-10-50 and Rule 4-08(k) of Regulation S-X related to the acquisition of the assets and issuance of the $325,000 note payable to BSC, or tell us why you believe this guidance does not apply to this transaction.

Now disclosed on the balance sheet , as “Note payable, related party” and also explained relationship in Notes 4 and 6 to the financial statements forming part of the amended 10-K.

5.	Please revise your disclosures to indicate whether your internal control over financial reporting was effective as of March 31, 2013. Your disclosure provides a conclusion as of March 31, 2012.

Disclosure revised to reflect the correct effective date of March 31, 2013.

We acknowledge that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned for any further information in the matter.

Sincerely

/s/ Kam Shah
Kam Shah
Chief Executive Officer